UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 19, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Updates

RSE Carter Portfolio Controlled Subsidiary

On May 31, 2019, we directly acquired ownership of a “majority-owned subsidiary”, CMF RSE HOLDINGS, LLC (the “RSE Carter Portfolio Controlled Subsidiary”), in which we will have the right to receive an economic return, for a purchase price of  $39,999,000, which was the initial stated value of our equity interest in the RSE Carter Portfolio Controlled Subsidiary (the “RSE Carter Portfolio Controlled Subsidiary Investment”). $9,999,750 of the total committed capital was funded on the date of closing, and the RSE Carter Portfolio Controlled Subsidiary used the initial funding proceeds for the acquisition of 6 stabilized garden-style residential properties, (together, the “RSE Carter Portfolio Savannah Property”). The initial outlay of the RSE Carter Portfolio Controlled Subsidiary Investment was funded with proceeds from our Offering. Detailed property-level data on the RSE Carter Portfolio Savannah Property can found here.

On July 18, 2019, the RSE Carter Portfolio Controlled Subsidiary executed an amendment to its LLC agreement lowering the contribution cap from $39,999,000 to $39,076,177.  The amendment further stipulates that we are entitled to receive an economic return of 12.0% on $29,075,809 of the RSE Carter Portfolio Controlled Subsidiary Investment, and 4.0% for year 1 and 12.0% thereafter on the remaining $10,000,368 of the RSE Carter Portfolio Controlled Subsidiary Investment. The return hurdle of 12% is not expected to be achieved until sale or refinancing of the RSE Carter Portfolio Property. Concurrent with the execution of this amendment, we made a contribution to the RSE Carter Portfolio Controlled Subsidiary in the amount of $19,076,059, and the RSE Carter Portfolio Controlled Subsidiary closed on the acquisition of 5 stabilized garden-style residential properties, which are presented in the table below (together, the “RSE Carter Portfolio Additional Property”). The second outlay of the RSE Carter Portfolio Controlled Subsidiary Investment was funded with proceeds from our Offering.

RSE Carter Portfolio Additional Property
Asset Name	Address	Year Built	Fundrise Income eREIT III, LLC Funding Used for Acquisition	Number of Units	Rentable Square Feet	Approximate Occupancy at Acquisition
Riverstone	3990 Riverside Park Blvd, Macon, GA 31210	2012	$4,270,440	220	278,960	97.0%
Heritage at Riverstone	101 Heritage Drive, Canton, GA 30114	2000	$5,196,670	240	256,080	97.7%
Ten35 Alexander	1035 Alexander Drive, Augusta, GA 30909	2001	$3,484,826	200	223,600	93.3%
Falls at Spring Creek	1900 Wesleyan Drive, Macon, GA 31210	1992	$3,755,053	296	327,968	93.5%
Legacy at River Crossing	1800 Wesleyan Drive, Macon, GA 31210	1987 / 2006	$2,369,070	200	201,400	94.4%
Totals			$19,076,059	1,156	1,288,008

The RSE Carter Portfolio Additional Property was acquired for a purchase price of approximately $118,200,000. It is anticipated that the RSE Carter Portfolio Controlled Subsidiary will invest approximately $21,000,000 across the RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property in hard cost renovations, which will include unit renovations and enhancements to the amenity spaces, bringing the total combined project cost for the RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property to $223,500,000.  Detailed financial data for the RSE Carter Portfolio Additional Property is presented in the table below.

RSE Carter Portfolio Additional Property
A	C	D	E	F	G
			= B + C + D		= E + F
Asset Name	Fannie Mae Senior Loan	Sponsor Equity	Total Purchase Price	Approximate Hard Cost Renovation Budget	Approximate Total Project Cost
Riverstone	$20,451,000	$1,739,161	$26,460,708	$1,223,883	$27,684,591
Heritage at Riverstone	$22,675,000	$4,328,059	$32,199,859	$2,742,628	$34,942,487
Ten35 Alexander	$15,173,264	$2,934,670	$21,592,847	$1,729,339	$23,322,186
Falls at Spring Creek	$15,086,818	$4,425,274	$23,267,239	$2,652,836	$25,920,075
Legacy at River Crossing	$9,243,907	$3,066,311	$14,679,347	$1,944,270	$16,623,617
Totals	$82,629,989	$16,493,475	$118,200,000	$10,292,956	$128,492,956

At acquisition, 5 loans were assumed from Fannie Mae totaling approximately $82,630,000, down slightly from the previously disclosed figure of $82,735,000. The loans feature the following terms: a) approximately 10 years remaining term, 3 years interest-only remaining, 4.57% fixed rate; b) approximately 6 years remaining term, no interest-only remaining, 4.56% fixed rate; c) approximately 6 years remaining term, no interest-only remaining, 4.70% fixed rate; d) approximately 8 years remaining term, 1 years interest-only remaining, 4.30% fixed rate; e) and approximately 6 years remaining term, no interest-only remaining, 4.94% fixed rate. Aggregate with the RSE Carter Portfolio Senior Loan, the RSE Carter Portfolio Controlled Subsidiary Investment features a LTV of approximately 94.7% once fully funded (down slightly from the 95.2% previously disclosed)  and a LTC of approximately 85.8% once fully funded (down slightly from the 86.3% previously disclosed) . The combined LTV ratio is the amount of the RSE Carter Portfolio Senior Loan plus the amount of the RSE Carter Portfolio Controlled Subsidiary Investment, divided by the purchase price of the RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.

The RSE Carter Portfolio Savannah Property and RSE Carter Portfolio Additional Property are garden-style, stick build constructions. A value-add program is expected to be undertaken, focusing largely on improving the marketability of the assets via interior renovations and common area improvements. Unit upgrades are expected to include black appliances, microwaves over ranges, washer and dryers, drop-in sinks, tile backsplashes, undermount lights, laminate and solid surface countertops. In addition to the renovation work to be done at the assets, CMF also expects to bring property management functions in-house.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 25, 2019